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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
       Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934


                          MARRIOTT HOTEL PROPERTIES II
                               LIMITED PARTNERSHIP
                            (Name of Subject Company)

                    MacKenzie Patterson Special Fund 2, L.P.
                      (Name of Person(s) Filing Statement)


                      Units of Limited Partnership Interest
                         (Title of Class of Securities)


                                      None
                      (CUSIP Number of Class of Securities)

                                -----------------


         C. E. Patterson                      Paul J. Derenthal, Esq.
         MacKenzie Patterson, Inc.            Derenthal & Dannhauser
         1640 School Street, Suite 100        455 Market Street, Suite 1600
         Moraga, California  94556            San Francisco, California  94105
         (510) 631-9100                       (415) 243-8070

     (Name,  Address  and  Telephone  Number of  Persons  Authorized  to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

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Item 1.  Security and Subject Company

     The name of the subject company is Marriott Hotel Properties II Limited Partnership, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 10400 Fernwood Road, Bethesda, MD 20817. The class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units").

Item 2.  Tender Offer of the Bidder

     This Solicitation/Recommendation Statement (this "Statement") relates to the offer by MHP II Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly owned indirect subsidiary of Host Marriott Corporation, a Delaware corporation ("Parent"), to purchase all outstanding Units at a price of $125,000 per Unit, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal including supplements thereto, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1 (collectively with all other exhibits, the "Schedule 14D-1") filed by the Purchaser and Parent with the Securities and Exchange Commission on April 18, 1996.

Item 3.  Identity and Background

     (a) This Statement is filed by MacKenzie Patterson Special Fund 2, L.P. ("MPSF2"), a holder of Units, and its general partner, MacKenzie Patterson, Inc. ("MPI"). MPSF2 and MPI are located at 1640 School Street, Suite 100, Moraga, California 94556. MPSF2 and MPI are not related in any way with MacKenzie Partners, Inc., the information agent engaged by the Purchaser for the Offer to Purchase.

     (b) No contract, agreement, arrangement or understanding exists between MPSF2 and MPI, on the one hand, and the Purchaser or the Partnership. MPSF2 believes that a material conflict exists between the interests of the Partnership and its limited partners, on the one hand, and Parent and the Purchaser, on the other. The objective of the Partnership and its limited partners is to own and operate the assets of the Partnership for a limited period, anticipated to be through 1998, and thereafter to dispose of such assets at the most desirable price available. The business of Parent, and its apparent objective, is to own and operate hotels such as the assets of the Partnership, and to finance such operation at the lowest practicable costs. The Offer to Purchase, if consummated, would permit Parent to gain effective control of the hotel assets owned by Partnership for the indefinite future without buying the assets on terms negotiated at arm's length with the Partnership. MPSF2 has filed a class action lawsuit seeking to enjoin the tender offer for the same reasons, discussed in Exhibit 1 hereto, that it urges its fellow limited partners to reject the Offer to

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Purchase.

Item 4.  The Solicitation or Recommendation

     (a) MPSF2 and MPI are recommending that the limited partners of the Partnership reject the Offer to Purchase.

     (b) The reasons for the recommendation are set forth in Exhibit 1 hereto and are incorporated herein by reference.

Item 5.  Persons Retained, Employed or to be Compensated

     MPSF2 has not engaged any person on its behalf to make the recommendations described herein.

Item 6.  Recent Transactions and Intent with Respect to the Securities

     (a) Since March 1, 1996, MPSF2 and MPI have purchased 16.5 units of limited partnership interest of the Partnership in individual privately negotiated transactions with unitholders for prices ranging from $102,500 to $106,500 per unit.

     (b) The person referred to in Item 6(a) does not intend to tender to the Purchaser the Units which are held of record or beneficially owned by such person. Nevertheless, MPSF2 may tender up to one full Unit.

Item 7.  Certain Negotiations and Transactions by the Subject Company

         (a)(1)            Not applicable.

         (a)(2)            Not applicable.

         (a)(3)            Not applicable.

         (a)(4)            Not applicable.

         (b)               Not applicable.

Item 8.  Additional Information

         None.


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Item 9.  Material to be Filed as Exhibits

         Exhibit No.

         Exhibit 1 Notice to Unitholders of Marriott Hotel Properties II Limited Partnership from MacKenzie Patterson, Inc.





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                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 1996             MACKENZIE PATTERSON SPECIAL FUND 2, L.P.
                                  a California Limited Partnership

                                  By: MACKENZIE PATTERSON, INC., General
                                     Partner

                                      By: _/S/ VICTORIAANN TACHEIRA___________
                                          Victoriaann Tacheira, Vice President


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                                    EXHIBIT 1

                              Notice to Unitholders
                                       of
                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                                      from
                            MacKENZIE PATTERSON, INC.


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                              Notice to Unitholders
                                       of
                MARRIOTT HOTEL PROPERTIES II LIMITED PARTNERSHIP
                                      from
                            MacKENZIE PATTERSON, INC.

     On April 18, 1996, MHP II Acquisition Corp. ("the Purchaser"), an affiliate of Marriott MHP II Corporation (the "General Partner") and of Host Marriott Corporation ("Host"), commenced a tender offer ("the Offer") to purchase all the outstanding units of Marriott Hotel Properties II Limited Partnership ("MHP II"). Investment funds managed by MacKenzie Patterson, Inc. ("MPI") own units of MHP II. MPI believes the proposed transaction is neither in the best interests of those partners who might tender nor those who choose not to tender. We think the transaction should not be completed, and have filed a class action law suit to enjoin the Offer.

     While MPI believes that Host has the right to offer to purchase units of MHP II, Host and its subsidiary have a fiduciary duty to assure that MHP II is operated to generate maximum returns to the limited partners. We believe that the terms of the Offer would permit Host to acquire effective ownership of the partnership's hotels for a price substantially less than Host would pay to acquire the Hotels from MHP II on terms negotiated by a fiduciary charged with protecting the independent interests of the unitholders of MHP II. MPI also believes that, because of the fiduciary duty owed by Host to the limited partners of MHP II, the current offer is inadequate or inappropriate in several other respects.

Coercive Nature of the Offer

     MPI believes that the Offer should not coerce, or otherwise pressure, limited partners into tendering their units. MPI believes the following issues with respect to the Offer to be relevant to this objection:

     1) The purpose of the Offer is for Host to acquire control of the Partnership, and as a consequence, control of the Hotels.

     2) The Offer documents contain a series of statements that MPI believes have the effect of coercing the limited partners into tendering their units. These statements include the following (excerpted from the Tender Offer materials):

     The effect of the amendments submitted for limited partner vote with respect to transactions not involving the General Partner and its affiliates would be to permit (Host), through the General Partner and the Purchaser, to control all matters affecting the Partnership (except for Interested Transactions) that require the consent of limited partners holding a majority of the Units (emphasis added). These matters include the following (certain items selected):

     (vi) making any election to continue beyond its term, discontinue or dissolve the Partnership;

     (vii) causing the Partnership to incur any debt that would result in refinancing proceeds, unless such refinancing proceeds are distributed to the partners in the same taxable year in which the Partnership incurred such liability;

     (viii) causing the Partnership to merge or consolidate with any other entity;


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      (ix)  issuing additional Units of the Partnership; or...

     In addition, the non-tendering Limited Partners are informed that they will lose thousands of dollars per year (through 2001) of depreciation deductions because of the transfer of the Units to the Purchaser. (See page 33, Tender Offer documents.)

     3) Thus, the effect of the Offer and Amendments, if successful, will be to place non- tendering unitholders at the whim of Host, while simultaneously reducing substantially the value of the non-tendering unitholders' interests.

Inadequate Information

     MPI believes that Host should provide limited partners with all available information regarding MHP II and the Hotels so that limited partners will have the same information upon which to make their decision as was available to Host in formulating the Offer. While Host engaged American Appraisal Associates, Inc. ("AAA") to render its opinion as to the fairness of the Offer, Host has indicated it did not review the valuation provided by AAA, nor did Host provide its own valuation of the units. MPI believes that, as an affiliate of the General Partner of MHP II, which has a fiduciary duty to the limited partners, Host should provide its own internal valuation of the units and disclose its method of valuation. In the absence of such valuation, Host should render an opinion as to the validity of the valuation provided by AAA. Host's failure to provide such information puts the limited partners at a significant disadvantage in evaluating the Offer. It seems inconceivable that Host, involved in owning, financing and operating a vast number of hotels, and proposing to invest in excess of $93 million in purchasing MHP II units, has not performed an analysis of the value of the underlying hotels, or has no opinion on such valuation.

     MPI has conducted a cursory review of AAA's opinion and finds it to be logically flawed as well as inadequately disclosed (see page 19, Tender Offer documents). MPI's most obvious questions concerning AAA's opinion are the following points:

     1) AAA's low range valuation of $65,000 per unit lacks credibility in light of the Partnership's Net Current Assets (Net Cash Assets), which does not include any of the hotel properties, of over $67,000 per unit.

     2) AAA's "Base Case" (mid-range) valuation of $104,000 per unit implies a value for the Partnership's hotel interests of approximately $298.8 million. This value directly conflicts with Host's statement that it believes the hotels have increased in value from the Partnership's original purchase price of $319.5 million.

     For the reasons discussed above, MPI and its affiliates recommend that its fellow limited partners reject the Offer as extended by the Purchaser. MPI and its affiliates intends to hold their units and to vote against the proposed amendments. MPI is hopeful that the limited partners' class-action suit brought against Host will result in Host providing its own internal valuation of the assets and its presentation of an alternative liquidation plan for the partnership or a higher tender offer price. Limited partners that have already tendered their units to Host may withdraw such tender at any time until May 15. Limited partners are encouraged to contact MacKenzie Patterson, Inc., at (510) 631-9100. For information on withdrawal of tendered units, Marriott MHP Two Corporation Investor Relations can be reached at (301) 380-2070.


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                                                       MACKENZIE PATTERSON, INC.

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